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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                             URANIUM RESOURCES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    916901309
                                 (CUSIP Number)


                                  April 9, 2001
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form -with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  916 901 309                 13G/A                   Page 2 of 6 Pages
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________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     A. The Winchester Group, Inc.  13-3592564

     B. Rudolf J. Mueller

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A. State of Delaware
     B. United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                         A. None
   SHARES                B. 6,709,400 shares (13.7%)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
                         A. None (see Item 4)
  OWNED BY               B. 78,300 shares (0.2%)(see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                         A. None (see Item 4)
  REPORTING              B. None (see Item 4)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
                         A. 7,545,100 shares (15.4%)(see Item 4)
    WITH                 B. 7,545,100 shares (15.4%)(see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         A. 7,545,100 shares (15.4%)(see Item 4)
                         B. 7,545,100 shares (15.4%)(see Item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    A. [_]
                                                                    B. [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         A. 15.4% (see Item 4)
                         B. 15.4% (see Item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                         A. BD and IA        B. OO (see Item 3)

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CUSIP No.  916 901 309                 13G/A                   Page 3 of 6 Pages
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Item 1.

         (a)    Name of Issuer:  Uranium Resources Inc. ("the Company")

         (b)    Address of Issuer's Principal Executive Offices:

                         12750 Merit Drive, Suite 1020
                         Dallas, Texas 75251
Item 2.

         (a)    Name of Person Filing:    A.  The Winchester Group, Inc.
                                          B.  Rudolf J. Mueller

         (b)    Address of Principal Business Office (for A. and B.):

                         The Winchester Group, Inc.
                         153 East 53rd Street
                         Suite 5101
                         New York, NY 10022

         (c)    Citizenship:      A.  State of Delaware
                                  B.  United States of America

         (d)    Title of Class of Securities: common stock (the "Common Stock")

         (e)    CUSIP Number: 916 901 309

Item 3.

This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), and the Person filing is:

A. an investment adviser in accordance with Section 13d-1(b)(1)(ii)(E), and a broker or dealer registered under section 15 of the Act;

B. a registered representative with discretionary authority over certain accounts, including the accounts for which the Common Stock of the Company was acquired and an officer, director and a shareholder of The Winchester Group, Inc.


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CUSIP No.  916 901 309                 13G/A                   Page 4 of 6 Pages
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Item 4.  Ownership

         (a)  Amount beneficially owned:         A.  7,545,100 shares(1)(2)
                                                 B.  7,545,100 shares(3)(4)

         (b)  Percent of class:                  A.  15.4%
                                                 B.  15.4%

         (c)  Number of Shares to which the person has:

              (i)    sole power to vote or to direct the vote:
                                                 A. None
                                                 B. 6,709,400 (13.7%)(5)

              (ii)   shared power to vote or to direct the vote:
                                                 A. None
                                                 B. 58,300 shares (.1%)(6)

              (iii)  sole power to dispose or to direct the disposition of:
                                                 A. None
                                                 B. None

              (iv)   shared power to dispose or to direct the disposition of :
                                                 A. 7,545,100 shares (15.4%)(2)
                                                 B. 7,545,100 shares (15.4%)(4)
----------
(1) Pursuant to Rule 13d-4, The Winchester Group disclaims beneficial ownership as to all 7,545,100 shares as such shares are owned by its clients, inclusive of the shares owned by Mr. Mueller and his affiliates, of which The Winchester Group has no right to vote or dispose of such shares.

(2) Consists of shares owned by certain of The Winchester Group's clients whose accounts are serviced by Mr. Mueller and which Mr. Mueller has discretionary authority over.

(3) Pursuant to Rule 13d-4, Mr. Mueller disclaims beneficial ownership as to (i) 20,000 shares which are owned by Mr. Mueller's wife; (ii) 42,300 shares which Mr. Mueller, together with Ellenor Mueller, are co-guardians for the benefit of Marc Mueller, Mr. Mueller's son; (iii) 11,500 shares which Mr. Mueller is the custodian for the benefit of Zachary Mueller, Mr. Mueller's grandson; and (iv) 757,400 shares which are owned by certain of Mr. Mueller's clients of which Mr. Mueller has discretionary authority to dispose of such shares.

(4) Includes 16,000 shares owned jointly with Mr. Mueller's wife; 20,000 shares owned by Mr. Mueller's wife; 42,300 shares which Mr. Mueller, together with Ellenor Mueller, are co-guardians for the benefit of Marc Mueller, Mr. Mueller's son; 11,500 shares which Mr. Mueller is the custodian for the benefit of Zachary Mueller, Mr. Mueller's grandson; 757,400 shares which are owned by certain of Mr. Mueller's clients of which Mr. Mueller has discretionary authority to dispose of such shares; and 1,125,000 shares issuable upon exercise of immediately exercisable warrants, at an exercise price of $.20 per share.

(5) Includes 11,500 shares which Mr. Mueller is the custodian for the benefit of Zachary Mueller, Mr. Mueller's grandson and 1,125,000 shares issuable upon exercise of immediately exercisable warrants, at an exercise price of $.20 per share.

(6) Includes 16,000 shares owned jointly with Mr. Mueller's wife and 42,300 shares which Mr. Mueller, together with Ellenor Mueller, are co-guardians for the benefit of Marc Mueller, Mr. Mueller's son.


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CUSIP No.  916 901 309                 13G/A                   Page 5 of 6 Pages
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Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following    A. [__]
                                                                B. [__].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         The Reporting Persons have no knowledge if any one person, other than the Reporting Persons, has more than five percent interest in the Company's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No.  916 901 309                 13G/A                   Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Date   May 3, 2001

                                                 The Winchester Group, Inc.


                                                 By:    /s/ Clare Nolan
                                                        ------------------------
                                                 Name:  Clare Nolan
                                                 Title: Corporate Secretary


                                                        /s/ Rudolf J. Mueller
                                                        ------------------------
                                                        Rudolf J. Mueller